EXHIBIT 12
ALLTEL CORPORATION
STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
                                                                                                               Twelve Months
                                                         Year Ended December 31,                              Ended March 31,
                                           1990          1991          1992          1993           1994           1995
Net income                              $200,127      $199,426       $228,636      $262,017       $271,753       $278,490
Income tax provision                      92,275        99,633        128,713       187,903        164,772        166,507
   Subtotal                              292,402       299,059        357,349       449,920        436,525        444,997

Fixed charges:
   Interest charges                       87,465        94,244         93,245        98,746        137,120        142,767
   Interest factor of operating rents     10,722        11,882          8,579        10,902         13,274         13,274
        Total fixed charges               98,187       106,126        101,824       109,648        150,394        156,041


Earnings, as adjusted                   $390,589      $405,185       $459,173      $559,568       $586,919       $601,038

Ratio of earnings to fixed charges          3.98          3.82           4.51          5.10           3.90           3.85

Note: For purposes of this calculation, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness and the portion of rental expense representative of the interest factor.

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                                      II-8
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